                                                                       6983
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                               FORM 12b-25

                                               Commission File Number 0-68S

                        NOTIFICATION OF LATE FILING

(Check One):  /x/ Form 10-K   / / Form 11-K   / / Form 20-F  / / Form 10-Q
/ / Form N-SAR

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Audited Financial Statements of Bareco Products, a fifty percent owned equity investee of the Registrant.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  Petrolite Corporation
Address of principal executive office (Street and number): 369 Marshall Avenue City, state and zip code: St. Louis, MO 63119

                                  PART II
                          RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
       /x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      /x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

FORM 12b-25                            FORMS                               6984
-------------------------------------------------------------------------------

      The Registrant was unable to file its annual report on Form 10-K in its entirety because audited financial statements of the Registrant's fifty percent owned equity investee, Bareco Products, were not available for filing within the prescribed due date. The determination as to whether certain of the Registrant's equity investees met the significant subsidiary criteria set forth in Regulation S-X Rule 1-02(w) was not made until financial information of the Registrant and its fifty percent owned equity investees was finalized for purposes of calculations required by Rule 1-02(w). Pursuant to Rule 3-09(b) the financial statements of the Registrant's fifty percent owned equity investee, Bareco Products, must be audited for the year ended October 31, 1996; audits were not required for periods prior to the fiscal year ended October 31, 1996. Price Waterhouse LLP, the Registrant's independent accountants have advised that completion of an audit pursuant to Rule 3-09(b) within the prescribed period for filing n Form 10-K would have caused unreasonable expense due to the short period of time between the date on which determination as to significance was made, and the prescribed due date for filing Form 10-K. An audit of its financial statements pursuant to Rule 3-09(b) is in progress at the date of this filing, and financial statements meeting the requirements set forth in Rule 3-09(b) will be filed no later than the fifteenth calendar day following the prescribed due date.

                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification: John M. Casper, 314/968-6154.

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       /x/ Yes        / / No

      (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       / / Yes        /x/ No
_______________________________________________________________________________
                            PETROLITE CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 29, 1997     By s/John M. Casper
      ---------------         ----------------
                                John M. Casper
                                Vice President
                                Chief Financial Officer

                                  ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

January 29, 1997




Mr. John M. Casper
Vice President, Chief Financial Officer
Petrolite Corporation
369 Marshall Avenue
Webster Groves, MO  63119

Dear Jack:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated January 29, 1997.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Bareco Products, a fifty percent owned equity investee of Petrolite Corporation, on or before the date the Form 10-K of Petrolite Corporation for the year ended October 31, 1996 is required to be filed.

Your very truly,




s/PRICE WATERHOUSE LLP